UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

VISUALANT, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

928449 206
(CUSIP Number)

Dale Broadrick, 3003 Brick Church Pike, Nashville, TN 37207

615-256-0600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

8/10/2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Name of Reporting Persons.
Dale Broadrick (1)

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ X ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: US

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 1,768,087

8. Shared Voting Power 0

9. Sole Dispositive Power 1,768,087

10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,768,087

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (9) 57.6%, 29.8% fully diluted

14.	Type of Reporting Person (See Instructions) IND

(1)	Includes shares owned directly by Dale Broadrick, his immediate family members and corporations controlled by Mr. Broadrick. Mr. Broadrick has voting control on all such shares.

Item 1. Security and Issuer

This Amendment No. 1 of Schedule 13D (“13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Visualant, Inc. (“the Company”), a Nevada corporation, whose principal executive office is located at 500 Union St, Suite 420, Seattle, WA 98101. The principal executive officer is Ronald P. Erickson, Chief Executive Officer.

This 13D gives notice of the closing of a Stock Purchase Agreement with Dale Broadrick, an accredited investor and affiliate of the Company, for the purchase of $500,000 of the Company’s common stock at $0.70 per share.  In addition, Mr. Broadrick received a warrant to purchase 714,286 of the common stock of the Company for five years at $0.70 per share.  These common shares and warrants are not subject to a registration statement.

Item 2. Identity and Background

This 13D is being filed pursuant to Rule 13D-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Dale Broadrick is an American citizen. This “Reporting Person” is an institutional investor” or an “accredited investor.”

Information with respect to this Reporting Person is given solely by such Reporting Person.

Mr. Dale Broadrick is a private investor. The principal business address of Mr. Broadrick is located at 3003 Brick Church Pike, Nashville, TN  37207.

During the last five years, the Reporting Person, to the best of his knowledge, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, the Reporting Person, to the best of his knowledge, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

See description to Item 4.

Item 4. Purpose of Transaction

The Common Stock was acquired for, and are being held for, investment purposes.  It is the belief of the holder that the Common Stock of the Company is significantly undervalued and does not reflect the value of its business opportunity and its intellectual property.

Other

The Reporting Person may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Reporting Person have no present intention to sell any shares of Common Stock, although any Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by such Reporting Person.

The Reporting Person do not have any plans or proposals that would result in any of the actions or transactions described in clauses (a)through (j) of Item 4 of Schedule 13D, except as previously disclosed in this Schedule 13D, as amended, or as set forth above.

Item 5. Interest in Securities of the Issuer

Mr. Broadrick

(a) As of August 10, 2016, Mr. Broadrick beneficially owned 1,768,087 shares of Common Stock individually. Mr. Broadrick beneficially owns 57.6% of the Common Stock outstanding, based on total shares of Common Stock outstanding as of August 10, 2016 of 2,356,162.

(b) As of August 10, 2016, Mr. Broadrick had sole voting power and sole dispositive power with respect to 1,768,087 shares of Common Stock individually.

(c) Within the 60 days prior to the filing of this Schedule 13D, Mr. Broadrick acquired 714,286 shares of common stock of the Company with the closing of a Stock Purchase Agreement on August 10, 2016. In addition, Mr. Broadrick received a warrant to purchase 714,286 of the common stock of the Company for five years at $0.70 per share. These common shares and warrants are not subject to a registration statement. Finally, Mr. Broadrick purchased 19,600 and sold 30,000 shares of the common stock of the Company in open market transactions.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Form of Stock Purchase Agreement by and between Visualant, Incorporated and accredited investor. (incorporated by reference to the Company’s Current Report on Form 8-K, filed August 11, 2016).

Form of Warrant for the Purchase of Common Stock by and between Visualant, Incorporated and accredited investor. (incorporated by reference to the Company’s Current Report on Form 8-K, filed August 11, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2016	By:	/s/ Dale Broadrick
Name: Dale Broadrick

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)